July 11, 2024

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)
- KraneShares Hedgeye Hedged Equity Index ETF

Dear Ms. Brutlag:

This letter responds to your comments, discussed in our telephone conversation on April 1, 2024 regarding your review of Post-Effective Amendment No. 355 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares Hedgeye Hedged Equity Index ETF (the “Fund”), a new series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	Please provide the Fund’s ticker symbol prior to effectiveness.

RESPONSE: The Registrant confirms the Fund’s ticker symbol is KSPY.

2.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least one week before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.78%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses	0.79%
Fee Waiver***	0.10%
Total Annual Fund Operating Expenses After Fee Waiver	0.69%

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Securities and Exchange Commission

July 11, 2024

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
**	Based on estimated amounts for the current fiscal year.
***	The Fund’s investment adviser, Krane Funds Advisors, LLC (“Krane” or “Adviser”), has contractually agreed to waive its management fee by 0.10% of the Fund’s average daily net assets (“Fee Waiver”). The Fee Waiver will continue until August 1, 2025, and may only be terminated prior thereto by the Board.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that it reflects the Fee Waiver for the period described above. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$70	$242

3.	Please provide the Fund’s index methodology prior to effectiveness.

RESPONSE: The Registrant has provided the Staff with the full index methodology.

4.	We note the Fund will forego upside potential in two out of the three risk ranges. Please consider whether it is accurate for the first sentence of the fourth paragraph in the “Principal Investment Strategies” of the prospectus to state “at times” or whether it should say “frequently” or “regularly.”

RESPONSE: The Registrant has revised the sentence as follows:

The Underlying Index’s options positions are intended to provide downside protection, while ~~at times~~ frequently foregoing some upside potential.

5.	Please confirm whether the Index Provider or Solactive AG (“Solactive”) intends to show publicly any backtested performance for the Underlying Index. Please also supplementally provide the Staff the date when the Underlying Index was created.

RESPONSE: The Registrant confirms that neither the Index Provider nor Solactive will show publicly any backtested performance for the Underlying Index. The Underlying Index was created on June 24, 2024.

Securities and Exchange Commission

July 11, 2024

6.	Please update the date and percentage of the industry concentration for both the Underlying Index and the S&P 500 Index to a more recent date. In this connection, if the Information Technology sector is no longer a significant portion of either index, please delete the related risk from the “Principal Risks” section.

RESPONSE: The Registrant has made the requested change.

7.	In the “Principal Risks” section under “Key Man Risk”, please consider naming the person who is the key man.

RESPONSE: The Registrant has revised the “Key Man Risk” to include additional details about the key man.

8.	Please revise the disclosure in the “Portfolio Managers” section of the “Fund Summary” to add the Fund’s inception month and year.

RESPONSE: No change was made in response to this comment. The “Portfolio Managers” section currently states that each Portfolio Manager has managed the Fund since its inception. The Registrant has considered the Staff’s comment but believes the language complies with Item 5(b) of Form N-1A, as the date of the inception year cannot be ascertained until the Fund commences operations.

*          *          *          *          *

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na

Franklin Na

cc:	Jonathan Krane Odette Gafner James Maund Jonathan Shelon Luke Oliver Krane Funds Advisors, LLC Stacy Fuller K&L Gates LLP